FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of December 2004

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated December 9, 2004.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 30, 2004
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

  Chongqing Chongyou Information Technology Co., Ltd (CYIT), a major TD- SCDMA handset developer in China, has licensed a Java technology-enabled ARM9E family processor to develop chips for the Chinese 3G market.

  ARM will help Chinese design houses to reduce product development times, and ensure proven 3G mobile handsets will be available to Chinese users when the TD-SCDMA standard becomes commercialized next year.

  CYIT chose the processor for its ability to multi-task applications, provide battery-efficient high performance and support for Java technology that will ensure the provision of multimedia-rich services to mobile users.
CHINESE MOBILE DEVELOPER CYIT CHOOSES JAVA TECHOLOGY ENABLED ARM9E FAMILY PROCESSOR FOR 3G DEMAND

ARM926EJ processor licensed for high performance capabilities in TD-SCDMA chips

CAMBRIDGE, UK – Dec. 9, 2004 - ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Chongqing Chongyou Information Technology Co., Ltd (CYIT), a major developer of 3G mobile handsets and chips in China, has licensed the ARM926EJ™ processor. Through the ARM® Foundry Program, CYIT will adopt the processor to develop chips designed specifically for the domestic 3G standard, TD-SCDMA, which is quickly gaining momentum in China.

CYIT was the first in the world company to demonstrate a TD-SCDMA-based mobile phone prototype, in June 2003. By licensing the ARM9E™ family processor, CYIT anticipates developing its commercial TD-SCDMA mobile phone chipset by Q3 2005. The processor will provide the high performance, small size and low-power consumption features demanded by a 3G environment. CYIT will also utilize the ARM926EJ processor’s DSP extensions to enhance overall performance and support for ARM® Jazelle® technology – a Java acceleration technology that provides an efficient way to integrate and migrate Java applications on mobile devices quickly, easily and at a low cost. Such applications will play a key role in providing multimedia-rich services to China’s mobile users.

“CYIT is committed to progressing China’s 3G mobile industry. Working with ARM brings us a good opportunity to enhance our core competitive advantages by leveraging ARM’s processor strengths. The high performance provided by the ARM926EJ processor now forms a key part of our future product roadmap,” said Neng Nie, director, CYIT. “We also believe the comprehensive support ARM has from across the entire industry will enable us to reduce our development time-to-market.”

“The ARM architecture is at the heart of the wireless market, connecting people and providing access to information and entertainment. ARM has long been recognized as the ideal choice for mobile handset chips in both the GSM and CDMA markets,” said Jun Tan, president, ARM China. “Previously, a slow development of TD-SCDMA-based products threatened to create a bottleneck in China’s uptake of 3G, when the standard is expected to become commercialized mid-2005. We welcome CYIT’s initiative to develop chips designed specifically for the domestic 3G standard, TD-SCDMA which removes this barrier.”

This new licensing announcement comes at a time when the Chinese mobile industry is preparing itself for the commercialization of the TD-SCDMA standard, expected to be launched mid-year, 2005. TD-SCDMA was one of three CDMA-based 3G standards authorized by the International Telecommunication Union (ITU), along with CDMA2000 and WCDMA. The 3rd Generation Partnership Project (3GPP) also adopted TD-SCDMA as a commercial standard for operators and mobile manufacturers in March 2001. Of the available 3G standards, TD-SCDMA is the only one to have developed out of China and has received the strongest recognition from the Chinese government. This standard is receiving comprehensive support from many leading global and Chinese mobile device manufacturers and participants in the 3G value-chain.

About ARM

ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s 16/32-bit RISC microprocessors, data engines, peripherals, software and tools, combined with the company’s broad Partner community, provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com

ENDS

ARM and Jazelle are registered trademarks of ARM Limited. ARM926EJ and ARM9E are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc (LSE: ARM and Nasdaq: ARMHY); its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; and ARM Embedded Solutions Pvt. Ltd.

PRESS CONTACTS:

Michelle Spencer
ARM Corporate Communications
Tel: +44 1628 427780
E-mail: michelle.spencer@arm.com

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